                                                                 SEC FILE NUMBER

                                                                  CUSIP NUMBER
                                                                    245073 10 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 0-3319

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K     [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:                         MAY 3, 2003
                 ---------------------------------------------------------------

[  ]   Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

   READ ATTACHED  INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the  notification  relates  to a portion  of the  filing  checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant DEL GLOBAL TECHNOLOGIES CORP.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

                                ONE COMMERCE PARK,
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Address of principal executive office (Street and number)

City, state and zip code        VALHALLA, NY 10595
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or portion  thereof,  will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in  reasonable  detail why Forms 10-K,  20-F,  11-K,  10-Q,
N-SAR,  N-CSR, or the transition  report or portion thereof,  could not be filed within the prescribed time period.

         The  Registrant  was unable to file the Form 10-Q for the quarter ended
May 3, 2003 (the  "Report")  without  unreasonable  effort or expense due to the related delays in gathering  information for inclusion in the Report  associated therewith.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and  telephone  number of person to  contact in regard to this notification

               THOMAS V. GILBOY             (914)                 686-3600
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                    (Name)               (Area  Code)         (Telephone number)

         (2) Have all other periodic  reports required under Section 13 or 15(d)
of the Securities  Exchange Act of 1934 or Section 30 of the Investment  Company
Act of 1940 during the  preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof? [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and  quantitatively,  and, if  appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

         Del  Global  Technologies  Corp.  (the  "Company")  expects to report a charge in its third quarter of fiscal 2003 for possible  fines and related legal and professional fees in connection with a potential comprehensive settlement of the previously disclosed Department of Defense ("DOD")  investigation.  Prior to preliminary  discussions with the U.S.  Government in June 2003, the Company had no basis to  estimate  the  financial  impact  of this  investigation.  Based on preliminary  settlement  discussions with the U.S. Government,  discussions with the Company's  legal  advisors,  consideration  of settlements  reached by other parties in  investigations  of this nature,  and  consideration of the Company's capital  resources,  management  has now developed an estimate of the low end of the potential range of the financial impact. Accordingly, the Company expects to report a charge  in its  third  quarter  of  fiscal  2003 of  $2,347,000,  which represents  its estimate of the low end of a range of potential  fines and legal and professional fees.

                          DEL GLOBAL TECHNOLOGIES CORP.
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date    June 18,  2003                     /s/ Thomas V. Gilboy
     ---------------------                 -------------------------------------
                                           Name:   Thomas V. Gilboy
                                           Title:  Chief Financial Officer

          INSTRUCTION.  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).